UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

PRO-DEX, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74265M205

(CUSIP Number)

Nicholas J. Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

- with copy to-

Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

February 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1		NAME OF REPORTING PERSONS AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 927,177
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 927,177
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSONS AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 927,177
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 927,177
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSONS Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,297
	8	SHARED VOTING POWER 961,493
	9	SOLE DISPOSITIVE POWER 61,297
	10	SHARED DISPOSITIVE POWER 961,493
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1		NAME OF REPORTING PERSON Groveland DST LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,316
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,316
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer.

This Amended and Restated Schedule 13D relates to shares of the Common Stock, no par value, of Pro-Dex, Inc., a Colorado corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 2361 McGaw Avenue, Irvine, California 92614.

Item 2.	Identity and Background.

This Amended and Restated Schedule 13D is being filed jointly by the parties identified below (the “AO Partners Group”).

•	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).
•	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners Fund (“AO Partners”).
•	Groveland DST LLC, a South Dakota limited liability company (“Groveland DST”). Nicholas J. Swenson is the sole Manager and President of Groveland DST, LLC.
•	Nicholas J. Swenson as the Manager of AO Partners and Groveland DST, and as an individual beneficially owning shares of Common Stock in his own name.
Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:

(1)  shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Manager of AO Partners.

(2)  shares of Common Stock held by Mr. Swenson as an individual.

(3)  shares of Common Stock held in the name of Groveland DST in Mr. Swenson’s capacity as Manager and President of Groveland DST.

The principal business address of each of AO Partners Fund, AO Partners, Mr. Swenson and Groveland DST is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund, AO Partners and Groveland DST are engaged in various interests, including investments.  The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Manager of AO Partners, Groveland Capital LLC and Groveland DST.

(d) None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Swenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the Reporting Persons was acquired in open market purchases with working capital of AO Partners Fund and the personal investment capital of Mr. Swenson.  The amount of funds expended to acquire these shares is $2,040,555.

Item 4.	Purpose of Transaction.

The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  The AO Partners Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

The transfers reflected in this Amended and Restated Schedule 13D were effected solely for tax and estate planning purposes, and for income tax purposes was a transfer between Mr. Swenson, individually, and an entity owned by Mr. Swenson.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended and Restated Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a) The following list sets forth the aggregate number and percentage (based on 3,860,639 shares of Common Stock outstanding as of February 2, 2021, as reflected in the Company’s Quarterly Report on Form 10-Q filed on February 4, 2021) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
AO Partners Fund	927,177	24.0%
AO Partners (1)	927,177	24.0%
Groveland DST (2)	34,316	0.9%
Nicholas J. Swenson (3)	1,022,790	26.5%

(1)
AO Partners is the General Partner of AO Partners Fund.  Because Mr. Swenson is the Manager of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the 927,177 shares of Common Stock held by AO Partners Fund.

(2)
Because Mr. Swenson is the Manager and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST (34,316 shares).

(3)
Because Mr. Swenson is the Manager of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Because Mr. Swenson is the Manager and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund and Groveland DST with regard to those shares of Common Stock.  The Issuer granted Mr. Swenson stock options for 20,000 shares with various exercise and expiration dates, for his service on the Issuer’s board of directors, none of which are exercisable within 60 days and are not reported in Mr. Swenson’s holdings hereunder.

(b) Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners and AO Partners Fund and the Common Stock beneficially owned by Groveland DST by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a).

(c) On February 4, 2021, Mr. Swenson transferred 34,316 shares of the Common Stock to Groveland DST for tax and estate planning purposes.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.
Mr. Swenson is indemnified by AO Partners Fund, AO Partners and Groveland DST for liabilities he may incur in connection with his duties for the AO Partners Group.  Mr. Swenson is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, AO Partners Fund, AO Partners or Groveland DST (or any other person) as to how Mr. Swenson will, as a director or shareholder of the Issuer, act or vote on any issue or question.
Other than the foregoing agreements and arrangements, and the Joint Filing Agreement attached hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement – filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 22, 2021

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Manager
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Manager
GROVELAND DST LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Manager
/s/ Nicholas J. Swenson Nicholas J. Swenson

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, no par value, of Pro-Dex, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
Date: February 22, 2021

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Manager
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Manager

GROVELAND DST LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Manager
/s/ Nicholas J. Swenson Nicholas J. Swenson